Oppenheimer & Co. Inc.

85 Broad Street

New York, New York 10004

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Goldman Sachs & Co. LLC
200 West Street

New York, New York 10282

January 26, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Nicholson
Special Counsel
Office of Transportation and Leisure

Re:	Corporación América Airports S.A.
Registration Statement on Form F-1
Registration File No. 333-221916

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Corporación América Airports S.A. (the “Company”) for acceleration of the effective date of the above-named Registration Statement (the “Registration Statement”) so that it becomes effective at 4:00 p.m. (Washington D.C. time), on January 30, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 4,034 copies of the Company’s Preliminary Prospectus issued January 16, 2018, through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

OPPENHEIMER & CO. INC.
as representative of the several Underwriters

By:	/s/ Doug Cameron
Name:	Doug Cameron
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
as representative of the several Underwriters

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

CITIGROUP GLOBAL MARKETS INC.
as representative of the several Underwriters

By:	/s/ Juan Carlos George
Name:	Juan Carlos George
Title:	Managing Director

GOLDMAN SACHS & CO. LLC
as representative of the several Underwriters

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Managing Director